

June 16, 2014

Via Email
Matthew C. Los
Chief Executive Officer
Aquasition Corp.
C/o Seacrest Shipping
8-10 Paul Street
London EC2A 4JH, England

> **Re: Aquasition Corp.**
> **Schedule TO-C filed April 4, 2014**
> **Schedule TO-I filed June 3, 2014**
> **Schedule TO-I/A filed June 5, 2014**
> **File No. 005-87040**

Dear Mr. Los:

We have reviewed the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-Ifiled June 3, 2014

1. To the extent you revise the disclosures in one section of your filing and there is similar disclosure elsewhere, please revise the other appropriate locations without unnecessary duplication.

2. In several locations we note you identify Aquasition Corp. in the Schedule TO as a Cayman Island company. Elsewhere in the offer to purchase, you identify Aquasition Corp. as a Marshall Island company. Please revise page 1 of Schedule this TO and other documents, where applicable, to correctly reflect your status.

3. We note that you filed the Schedule TO and Offer Letter on June 3, 2014 and that it expires at 5:00 pm on July 1, 2014. You apparently did not publish a summary advertisement regarding the offer. In your response letter, tell us what date you began mailing the offer materials.

Exhibit (a)(1)(A) Offer Letter dated June 3, 2014

General

4. It appears that NSADAQ listing rule 5101-2(e) requires that you provide substantially the same financial and other information about the business combination and the redemption rights as would be required under Regulation 14A. Your existing disclosure does not include all of the disclosures required by Schedule 14A. Without limit, we note your document does not provide:
    - A background discussion, including description of the acquisition search process, negotiations and due diligence performed by the board and its advisors on the target. In this regard, it is unclear why the board entered into a transaction with a Chinese clothing company instead of the initial focus on maritime transportation and services;;
    - A description of the services provided by SNV Global Ltd., SunTrust Robinson Humphery, Inc. and Early Bird Capital, Inc. and any analyses they prepared for the board in support of the transaction;
    - A discussion of the factors considered by the board in approving the transaction and transaction consideration; and,
    - A statement whether any Chinese or other governmental approvals are required and have been obtained in connection with the acquisition.

    Please revise as appropriate.

5. We note your disclosure that NASDAQ's Listing Qualifications Department has provided you with a warning letter for failure to maintain a sufficient number of public holders for continued listing and that your tender offer may result in your repurchase of up to 90% of your existing publicly held shares. Please revise where appropriate to disclose the status of any discussions and anticipated timeline for resolving the non-compliance identified in the letter. Additionally, given that the offer will likely result in a significant decrease in the number of shares outstanding, tell us how you evaluated the requirements of Rule 13e-3 with respect to your proposed tender offer.

Questions and Answers about the Offer – What will happen if I do not tender my Common Stock?, page 6

6. Please expand your disclosure here to alert shareholders that if they do not tender their shares and the business combination is consummated, their beneficial ownership in Aquasition will be diluted.

7. Include a separate Q&A section highlighting any material differences in the rights of security holders as a result of the business combination. See Item 1004(a)(2)(v) of Regulation M-A.

Summary, page 8

8. Please include a table showing your post-closing ownership structure, including the percentage held by your management and directors, KBS shareholders, your IPO investors, and any 5% holder, assuming no shares are tendered by these individuals and the offer is fully subscribed. We note, in this regard, that the target shareholders appear to be allotted no less than 80% of the equity.

9. We note your disclosure on pages 11 of 12 of several conflicts, including amounts owed to your officers and directors and their affiliates. Please clarify whether you would have sufficient funds to repay these amounts if forced to liquidate.

Risk Factors, page 15

10. Many of your Risk Factors appear generic or inapplicable to the present transaction and KBS' operations. As non-exclusive examples, we note "We are not required to obtain a fairness opinion…" and "If Target is unable to anticipate consumer preferences and develop new products…" Please revise to eliminate unnecessary risk factors and update existing risk factors to reflect current circumstances. In this regard, "We may enter into agreements with consultants or financial advisors…" should be revised to identify the actual agreements entered into, and it should address such actual conflicts of interest instead of referring generically to consultants or financial advisors that "may" have conflicts of interest. We also note that many of the KBS risk factors appear to have been copied from a Form S-1 filed in November 2011 without substantial revision. Please revise accordingly.

As a foreign private issuer, we are exempt from certain rules, page 18

11. If you intend to rely on Nasdaq rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then please include a separate risk factor or revise your discussion under this heading to disclose this reliance and describe the "certain" corporate governance matters affected.

12. Please revise your page 19 risk factor "If third parties bring claims against us …" to disclose the amount of known claims against the trust currently in existence, if any.

13. Please revise the risk factor on page 25 discussing your due diligence investigation to address, if true, your management's apparent lack of business experience in China and/or clothing retail, and how this may have impacted your due diligence investigation.

14. Please revise the page 42 risk factor "Target's business and financial performance may be materially adversely affected …" and where appropriate to state (1) if true, that KBS is not seeking MOFCOM or CSRC approval, (2) the basis for KBS's apparent belief that its structure is not a Round-trip Investment and (3) if true, that the structure is meant to avoid certain PRC regulations, identifying such regulations. Additionally, in lieu of referring generically to the risk of KBS's business being "materially adversely affected," please revise to clarify the nature and extent of the consequences to KBS and US shareholders in the event the PRC determines that KBS violated the regulatory provisions.

15. Also, in an appropriate location, please address the due diligence you performed to ensure compliance with applicable Chinese law, including the Foreign M&A Rule discussed in this risk factor.

16. In your Form 20-F for the period ended December 31, 2013 you conclude that your disclosure controls and procedures, and internal controls over financial reporting, were not effective. Please add a risk factor addressing this and the impact it may have on investors.

Post-Acquisition Business, page 47

17. Please revise your discussion under "Reverse Acquisition of Hongri BVI and Private Placement" on page 47 and "Corporate History" on page 48 to focus on information that is material to your investors as of 2014. In this regard the disclosure provided appears to have been copied from an offering document prepared by KBS in 2011 and contains information that does not appear relevant. Please revise or advise.

18. Please disclose the total number of shares issuable pursuant to the Supplemental Warrant Agreement and clarify whether these shares are already included in the 26,813,983 shares you estimate will be issued in connection with the acquisition.

19. Please revise page 48 to disclose the government authority that issued the approval for Hongri PRC to become a WFOE. Please revise to clarify whether any similar government requirements apply to your current organization. We note the statement that you are not required to obtain any regulatory approvals with respect to your corporate structure.

Target's Business, page 51

20. We note the disclosure on page 54 and elsewhere that Hongri's production facility expansion timeline has been delayed due to the local government's need to negotiate resettlement terms with local residents. Similar disclosure was made on page 2 of KBS' Form S-1 filed in November 2011. Please clarify the extent of the negotiations, approvals, and resettlements that must take place, including any impediments to their

resolution, and discuss the impact that this has on your facility and business expansion plans. In addition, given that similar disclosure was included in a filing in 2011, revise the offer to purchase to note how long these negotiations have been ongoing and what progress has been made to date.

21. On page 59 and elsewhere you disclose that your production facility has a capacity of 2 million units. Please disclose the number of units produced in 2013 as well as the approximate percentage of capacity utilized.

22. Please revise the disclosure on page 59 to clarify whether KBS is materially reliant on any ODM contract supplier. In addition, to the extent material, either here or in your Management's Discussion and Analysis, please address trends in the Chinese labor market that are reasonably likely to impact you, including your ability to source products. For example it is unclear whether you or your suppliers are impacted by rising wage expectations, labor shortages, and so forth. Please revise as necessary.

23. We note the statement on page 62 that "Target believes that Target is in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies and that all license fees and filings are current." Please clarify the basis upon which you have relied in support of this statement.

24. On page 69 you present the top five Chinese menswear brands in a tabular format for comparative purposes. While your competitor data is based on 2012 revenue you present KBS revenue based on FY2013. Please revise to compare comparable periods or advise why you believe your presentation is appropriate.

25. We note disclosure regarding landlords that have declined to confirm whether they possess the related properties. Please revise "Business" or where appropriate to address (1) the extent to which your factory and other locations, including any owned by related parties, are similarly situated in terms of a lack of verification of land use and (2) what steps, if any, you have taken to be confident that you are leasing from landlords that have the authority to lease the properties to you.

The Acquisition, page 71

26. Please revise to more clearly identify and fully describe the parties and material terms of the acquisition agreement. For example, we note you do not identify the principal stockholders who signed the acquisition agreement.

27. We note your acquisition agreement is based on 2013 "standalone and adjusted" EBITDA. As this amount is known, please disclose it as appropriate or advise.

28. The disclosure on page 72 and elsewhere states that Acquasition "will ensure that at least $10 million is available to the combined companies, excluding the cash and assets of the

Target …" and after payment of all liabilities, including the payment of the tender offer consideration. We also note, however, the statement on page 7 and elsewhere that the remaining trust account balance may be approximately $5.7 million. Please revise the summary and here to clearly describe the funding conditions and how you plan to meet them.

29. Please clarify the total number of shares issuable to SNV Global pursuant to the Master Finder's Fee Agreement assuming the acquisition is consummated.

30. Please provide us copies of the Master Finder's Fee Agreement with SNV Global, the STRH Agreement, and the EBC Agreement.

31. We note that you intend to pay Early Bird Capital a fee based upon "4% of the amount of the gross proceeds held in the trust account at closing of the Acquisition." For avoidance of doubt, please clarify whether this fee would be calculated after the payment of the tender offer consideration or not.

32. We note the 20% dividend policy referenced on page 72. With a view to clarifying disclosure, please advise us how the "statutory general reserve fund" referenced on page 65 will affect your planned policy.

Pro Forma Book Value, page 76

33. We observe that the number of weighted average shares outstanding in the amount of 30,131,918 and total shares outstanding of 30,228,617 do not agree with one another on this page but they do agree on page F-56. Please revise to provide consistent disclosure or tell us why revision is not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies, page 80

Overview, page 80

34. We note you shifted your focus to a more distributor-based sales model "as a result of significant increase in rent expense associated with corporate stores …" Please clarify whether your distributors are also subject to similar rent expense increases.

35. Here and elsewhere in the offer to purchase, you attribute your decision to close corporate stores to increased rents; however, you also anticipate a substantial increase in corporate stores between now and 2015. Please explain, including the rationale for changing your corporate store plans, to the extent material.

36. We note the discussion here and elsewhere regarding your plans to increase corporate stores and build-out your production facility. Please disclose the approximate amounts

you estimate will be needed in the near- and long-term. Also, please clarify whether your planned store expansion is contingent on your production facility expansion.

37. We note your statement on page 81 that, because KBS is a Nevada corporation, you are subject to US taxation, but that no provision for income taxes has been made because you have no income taxable in the US. With a view to clarifying disclosure, please advise us of the basis for your assumption.

Results of Operations, page 82

Net Sales, page 83

38. We note the statement on page 83 that the number of corporate stores decreased from 31 during 2012 to 18 during 2013. Elsewhere in your disclosure you emphasize the increase in corporate stores from 2006 to 2013. Please ensure that you balance any discussion of your store growth with quantified disclosure about your corporate store retrenchment in 2013, particularly in your Summary.

39. Please provide additional insight into the period to period revenue increase by disclosing and discussing additional metrics KBS uses to monitor its business. Examples might include units sold, average unit sales prices, same store sales, etc.

40. You disclose net sales from Target's franchised stores. Please clarify for us in revised disclosure whether you are referring to sales made by the Target to franchised stores or sales made by the franchised stores to retail customers. If you are referring to the latter, please tell us why this is considered meaningful information in view of the stated policy (as disclosed on page 81) that you recognize revenue upon the delivery of merchandise to distributors.

41. Expand this section to disclose the amount of sales made to distributors in 2012 and 2013, the dollar amount and percentage change of the increase in sales made to distributors, and to discuss the reasons for the year-to-year changes in sales made to distributors. Please also quantify the number of distributors added in 2013, and if practicable, disclose the amount of sales made to the new distributors during the year.

Cost of Sales, page 83

Gross Profit and Gross Margin, page 83

42. Please revise to quantify and discuss cost of sales and gross margin and the reasons for year-to-year changes in each of these income statement line items for each segment.

43. We note that your inventory levels have been decreasing over the comparative two years. Based on your average weekly sales, you had less than one week of inventory on hand as

of December 31, 2013 and one week as of December 31, 2012. Please revise to discuss the reason(s) for the significant decrease in inventory on hand and the effect it may have on future operations. Include but do not limit your discussion to the subject of safety stock for spikes in sales, responding timely to distributor orders and late vendor deliveries.

44. Please discuss cost of sales and year-to-year changes of the distributor business separately from cost of sales of company-owned stores due to the differences in profit margins of each line of business.

Liquidity and Capital Resources, page 84

45. On page 80 you disclose that you intend to increase the number of corporate and franchise stores to 48 and 196, respectively by the end of 2015. Based on your estimate of $430,000 in capital required to open one store, it would appear to require approximately $13 million to open 30 corporate stores. Please revise and disclose the anticipated sources of funding needed to fulfill management's projected store openings.

46. We also note the reference on page 54 to $1.3 million toward an ERP system. Please revise accordingly.

47. Tell us and revise to explain why you extended the distributors' receivable period to four months from presumably one to three months. Explain the effect this extension of the collection period has upon your revenue recognition policy, i.e., whether it should be revised to recognize revenue when collected from distributors. Explain also what effect this new policy has on your liquidity. We note you do not include the disclosures related to the PRC foreign exchange control policy and the impact it may have on your ability to transfer cash from your offshore subsidiaries to Hongri PRC previously included on page 35 of the Form S-1 for KBS International Holdings, Inc. filed November 8, 2011. Please tell us if Hongri PRC continues to be affected by this policy. If so, quantify for us the amount of cash and cash equivalents held by your offshore subsidiaries as of each balance sheet date. Also revise your liquidity and capital resources disclosure to illustrate that some cash and cash equivalents held by offshore subsidiaries is subject to limitations on the transfer to Hongri PRC. Also discuss the potential effects upon the transfer of such cash to Hongri PRC.

Obligations under Certain Material Contracts, page 85

48. Please revise your discussion under Investor Make Good Side Letter Agreement to provide additional context.

49. Please revise and supplement this disclosure by providing a table as of the latest fiscal year that shows your known contractual obligations aggregated by type. Include categories for your construction obligations, operating leases and outstanding firm

purchase commitments for materials and finished goods inventory. See Item 5.F. of Form 20-F.

Critical Accounting Policies, page 86

50. You disclose here and under the Use of Estimates heading that the Target's management prepared the Target's financial statements in conformity with accounting principles generally accepted in the Unites States of America. The accountant's report on page F-18 states the financial statements are presented in conformity with IFRS as issued by the IASB. Please revise as applicable.

Allowance for Doubtful Accounts, page 87

51. If the policies and practices disclosed apply to only one class of customers, please revise to disclose your policies for all classes of customers, i.e., retail customers, distributors, etc.

Management, page 91

52. Please revise to indicate the approximate number of shares, including in percentage terms that will be represented by the voting agreement between AQU Invest and the Principal Stockholders. Please clarify whether you will be a controlled corporation.

53. We note the statement on page 92 that the individuals will be named directors. Please advise us if each has consented to act as a director.

Withdrawal Rights, page 102

54. Refer to the disclosure in the second sentence in this section that [y]ou may also withdraw your previously tendered securities at any time after 5:00 p.m., New York City time, on Tuesday, July 1, 2014 if not accepted prior to such time." Tendered shares cannot be accepted until after the expiration of the offer. Revise to clarify that acceptance of shares for payment will take place no later than 9 a.m. on the next business day after expiration, and that in accordance with how you have structured your offer, they may be withdrawn if not accepted thereafter.

Conditions of the Offer, page 104

55. Refer to the disclosure in the first paragraph of this section. If a listed event occurs and "triggers" an offer condition, you must waive the condition and proceed with the offer, or terminate the offer based on the failure of a condition. The language in the first paragraph implies that even where a listed offer condition is triggered, you reserve the right to make a secondary determination that "the occurrence of such event or events makes it inadvisable …to proceed with the Offer." Please revise.

All offer conditions, other than those related to governmental approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration of the offer. Revise to clarify that the offer conditions listed in the last two bullet points on page 104 must be satisfied or waived as of the expiration date.

Refer to the disclosure in the second sentence in the last paragraph on page 104. If an offer condition is "triggered" by an event that occurs while the offer is pending, Aquasition must promptly disclose whether it will waive the condition and proceed with the offer, or assert the condition and terminate the offer. You may not reserve the right to assert the offer condition at some later time, including at expiration and "from time to time." Please revise.

Certain Relationships and Related Transactions, page 109

56. Please update your discussion to address actual and proposed related party transactions during the applicable periods, including amounts paid or payable to related parties. We note, for example, you discuss the possibility that an executive officer and independent director would continue to serve following the initial acquisition transaction without discussing your actual plans. As another example, you discuss amortization under Hongri's tenancy agreement as of 2011 and 2010 but not 2013. Please revise as appropriate.

57. Please disclose the highest dollar amount KBS borrowed from Mr. Keyan Yan for the applicable period. Also, please revise to address the related party payables discussed in footnote 31 to the financial statements. In an appropriate section, please clarify how the $5.3 million payable to KBS will be addressed in connection with the acquisition and dissolution contemplated by your offer.

Material US Federal Income Tax Consequences, page 112

58. We note the statement on page 114 that Section 7874(b) of the Code should apply to the acquisition and that you will be treated as a US corporation for federal income tax purposes. We note disclosure elsewhere that you will also be subject to taxation in China. In an appropriate section please discuss what impact the combined entity's taxation will have on its ability to pay dividends.

59. Please ensure you also update the language in your Summary that tendering shares "will generally be treated for US federal income tax purposes either as a sale or exchange transaction or as a distribution."

Information Reporting and Backup Withholding, page 125

60. Please include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Hongri International Holdings Limited Consolidated Financial Statements, page F-16

61. Please provide us with your analysis for providing only two years of financial statements for the target company.

Consolidated Statements of Cash Flow, page F-21

62. We refer you to the line items in investing activities labeled as "Prepayments and premiums paid under operating leases" and "Withdraw the prepayments and premiums under operating leases." Please tell us your accounting basis in IFRS for presenting these amounts as cash flows from investing activities. See paragraphs 14 and 17(e) of IAS 7.

63. We refer you to the line item in investing activities labeled as subsidies prepaid to distributors. Please tell us the nature of this class of transactions and how this differs from the amounts you presented in operating cash flows labeled as amortization of subsidies prepaid to distributors. Include your accounting basis for presenting one amount within investing activities and the other in operating activities.

64. The indirect method of reporting cash flows requires you to begin with net profit or loss, not profit before taxes. See paragraph 18(b) of IAS 7. Please revise and amend your cash flow statement.

65. In consideration of the change in presentation of your operating cash flows to begin with net profit or loss, please provide the presentation requirements for an accounting error as described in paragraph 42 of IAS 8 in your next amendment along with a revised report from your accounting firm. Alternatively, tell us why this presentation is unnecessary.

Notes to Consolidated Financial Statements, page F-24

Note 3. Application of New and Revised International Financial Reporting Standards (IFRSs"), page F-28

66. Please confirm to us and revise to disclose that these consolidated financial statements were prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2013 rather than for the financial year beginning January 1, 2013.

Note 4. Significant Accounting Policies, page F-29

67. Please include a policy that describes how you account for store pre-opening and closing costs. Include in your discussion how you account for and present restructurings and assets held for sale. See IAS 16 and 37, respectively.

68. Please provide the financial instruments disclosures required in IFRS 7. We note that you have accounts receivables and payables which are stated at their approximate fair values.

Segment Reporting, page F-30

69. Please disclose the extent of your reliance on major distributors that make up 10% or more of your net sales. See paragraph 34 of IFRS 8.

Revenue Recognition, page F-30

70. Please expand your revenue policy to separately discuss how you account for product returns and allowances, sales originating (i) from corporate owned stores, (ii) distributors and (iii) the services performed as an original design manufacturer. Also disclose your presentation of input and output VAT taxes and the amount and line item it is included for each fiscal year presented.

71. We note that you incurred expenses to support your distributors as disclosed in Management's Discussion and Analysis on pages 83 and 84. Please explain the nature of these promotional expenses, how you account for them, reference the supporting literature and disclose your policies regarding these programs in the revenue recognition policy note as applicable.

Note 8 Revenue, page F-36

72. Please revise to explain the statement "revenue is denominated only in RMB" because it conflicts with the US dollar-denominated financial statements.

Note 16. Profit for the Year, page F-39

73. Please explain to us the nature of the line item, "cost of inventories recognized as expense," and provide a reconciliation of this amount to cost of sales for 2013 and 2012. Tell us the purpose of disclosing this item as well as this entire footnote.

Note 19. Earnings Per Share, page F-40

74. You appear to be using total comprehensive income instead of net income as the numerator in the calculation of earnings pers. Please revise or explain why no revision is necessary. See paragraph 70(a) of IAS 33.

Note 20. Property, Plant and Equipment, page F-41

75. We note you disclosed in the Net Sales discussion on page 83 that you reduced the corporate store count from 31 to 18 during 2013 however, we do not see any write offs for furniture and fixtures or leasehold improvements in this table during the period. Please tell us whether you incurred any impairment charges as the result of reducing the number of stores and where those charges are presented in your financial statements.

Note 21. Prepayments and Premiums under Operating Leases, page F-42

76. We note that prepayment amortization was $4,129,335 in 2012 and $1,892,254 in fiscal while your capitalized costs were relatively consistent at the beginning of each of the respective years. Please tell us why you experienced such a sharp decrease in the amount of amortization recognized between 2012 and 2013 and where this is discussed in Management's Discussion and Analysis.

Note 26. Trade and Other Receivables, page F-44

77. On page 89 under the heading VAT, you disclose that Output VAT from customers is included in accounts receivable and that as of December 31, 2013 and 2012 the amounts were approximately $4.4 million and $2.1 million, respectively. The table under this heading does not show any Output VAT. Please tell us how the VAT amounts are presented within trade receivables and revise the footnote, as necessary.

78. It appears that it required approximately 140 and 137 days in 2013 and 2012, respectively, to collect trade receivables assuming the year-end balance does not include retail receivables. We observed the following disclosures in this document:

- On page 33 you disclose that you perform ongoing credit evaluations for customers and that you typically expect and receive payment within 30 – 90 days of product delivery;
- On page 57 you disclose that you typically expect distributors to pay the balance before the delivery of your products; and
- On page 84 you disclose that you extended distributors' liquidity by extending the collection of receivables by up to 4 months.

Given the significant discrepancy between our estimates and your disclosures please tell us in detail how you assessed trade receivables for collectability and impairment at year end in consideration of IAS 39. Provide us with your accounting basis for recording no allowance even though the average collection period is far in excess of your disclosures. Finally tell us your present policy with respect to credit assessment, payment terms and your distributor network.

79. Please tell us how the increase in trade and other receivable in operating cash flows of approximately $16.2 million is connected with payments to distributors, if at all. We note that you disclosed on page 84 that approximately "$16.2 million of the cash was tied up to boost the sales to distributors…"

Note 35. Commitments and Contingencies, page F-50

80. Please expand your disclosure to explain how you assessed the need to record and/or disclose legal claims and other related matters as of the most recent balance sheet date. See paragraphs 14 to 16 IAS 37.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-51

81. Please tell us the person(s) who will be receiving approximately 26.8 million common shares of Aquasition Corp intended to be issued in the share exchange agreement.

82. We note that your pro forma information is presented using three hypothetical scenarios and one such scenario is described to assume the maximum conversions from the share exchange agreement. Please tell us how you determined that 4,160,009 shares electing a cash conversion was the maximum conversion in this scenario. Additionally tell us where we can see these provisions described in the share exchange agreement at Exhibit 99(d)(1).

Pro Forma Condensed Combined Balance Sheet, page F-53

83. We refer you to adjustment (2) and we note the cash adjustment of $3,652,004 for costs related to the acquisition. Please revise and disclose why the cash costs are being revised downward to $1,713,924 and $344,016 in the second and third scenarios.

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements, page F-56

84. Please tell us how you determined the amount of Aquasition public shares of 3,317,918 and 2,482,944 used in the weighted average shares calculations in the second and third scenarios.

Exhibit (a)(1)(B) Letter of Transmittal

85. Please remove references to the proration period, and proration, from your transmittal letter to be consistent with the terms of your tender offer.

Schedule TO filed June 5, 2014

86. Please note that the footnotes are in a font that is too small to be read. Please revise so that the information is readable.

87. Many of the slides include information and assertions regarding, for example, "recognized brand name across China," "pro forma revenue growth of 18.6% 2013-1016 CAGR," an "expected annual dividend of 20%," and "higher sales per store than competing brands." Please provide support for assertions regarding KBS's brand, business and projections. For example, please explain to us how you calculated sales per store, including whether you confirmed that each company defines stores similarly. Also, please advise why the companies used for your Sales per Store comparison are different from the ones listed for the 2012 Market Share presentation.

88. Where you provide projections, please disclose the assumptions underlying them and other information to facilitate investor understanding of the basis for and limitations of projections. See Item 10(b) of Regulation S-K. We may have further comment.

89. We note that throughout your investor presentation you disclose the non-GAAP measure EBITDA. Please tell us how you considered the disclosure requirements to provide a reconciliation in Schedule TO for any non-GAAP measure with the most directly comparable measure presented in accordance with IFRS GAAP. See Item 10(e) of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

90. Slide 23 and other locations present various EBITDA multiples for your transaction indicating that you are paying a "significant discount to public peers" for the acquisition. With a view to disclosure in your offer documents and revisions to future presentations, please explain how you determined your peers for purposes of this analysis. In this respect many of the peers listed on slide 25 appear to be more established brands, substantially larger in terms of revenue, market capitalization and international presence. Please revise to explain why these companies were selected as comparable for determining the extent of a market discount.

Schedule TO-C filed April 4, 2014

Share Exchange Agreement

91. Article 3.21 to your Share Exchange Agreement refers to a separate Disclosure Letter listing permits that are not "valid and in full force and effect" and requires Hongri to use its best efforts to obtain the permits no later than the closing date. Please tell us the contents of Part 3.21 of the Disclosure Letter and advise us of the analysis you undertook to assess the materiality of the invalid permits. Also, please advise us of the contents of Parts 3.17 and 3.25 of the Disclosure Letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact Christina Chalk at (202) 551-3263 if you have questions specific to the tender offer rules. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

James Lopez (for)

John Reynolds
Assistant Director

Cc: Mitchell Nussbaum
        Loeb & Loeb LLP